news release

February 25, 2015

Radius Gold provides update on proposed Change of Business

Vancouver, Canada – Radius Gold Inc. (“Radius” or the “Company”) (TSX-V: RDU) is pleased to provide an update on the status of its previously announced proposed change of business from a Mining Issuer to an Investment Issuer (the “Proposed COB”), as described in the Company’s press release of January 7, 2015.

On February 20, 2015, the directors and officers of the Company entered into a voluntary pooling agreement (the “Pooling Agreement”) pursuant to which each director and officer agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any common shares of the Company (the “Common Shares”) or securities convertible into Common Shares until such time that the TSX Venture Exchange (the “TSXV”) has issued a final exchange bulletin following the completion of the Proposed COB that evidences the final acceptance of the Proposed COB by the TSXV.

The Company has filed the Pooling Agreement with the TSXV and, as such, the Common Shares will resume trading effective as of market opening on Wednesday, February 25, 2015.

In addition, the Company will be calling an annual and special meeting of its shareholders (the “Meeting”) to be held on April 23, 2015 in order to request approval of, among other things, the Proposed COB.  A majority of shareholders present at the Meeting must approve the Proposed COB for it to proceed.

Completion of the Proposed COB remains subject to the final approval of the TSXV and there can be no assurance that the Proposed COB will be completed as proposed, or at all.

Further information regarding the Meeting and the Proposed COB will be contained in the management information circular (the “Circular”) to be prepared and mailed to the Company’s shareholders in respect of the Meeting. A copy of the Circular will also be made available on the Company’s website and filed under the Company’s profile on SEDAR at www.sedar.com.

About Radius

Radius has been exploring for gold, primarily in Latin America, for over a decade.  The Company has a strong treasury and is looking for project acquisition and investment opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

Simon Ridgway

President and CEO

Symbols: TSXV-RDU

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Proposed COB.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, obtaining the approval of the Proposed COB by the Company’s shareholders and the TSXV; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration, development or investment goals; risks associated with investments in companies conducting such activities, the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: expectations regarding whether the approval of the Proposed COB by the Company’s shareholders and the TSXV will be obtained; that the Company will identify and acquire suitable investments for the Company; that the Company’s stated goals and planned exploration and development activities will be achieved; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on forward-looking statements.